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SEC FILE NUMBER
8-35643

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 03/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Houlihan Lokey Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 BUSH STREET, 31ST FLOOR
(No. and Street)

SAN FRANCISCO	CA	94104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Taniguchi	(310) 788-5397	etaniguchi@hl.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Edward Taniguchi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HOULIHAN LOKEY ADVISORS, LLC, as of 3/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See attached certificate

Notary Public

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

______________________________ Signature of Document Signer No. 1

______________________________ Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 20th day of June, 20 23, by
Date / Month / Year

(1) Edward Taniguchi

(and (2) —),
Name~~(s)~~ of Signer~~(s)~~

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

CHRISTINE MARY DIAZ SHA
Notary Public - California
Los Angeles County
Commission # 2411124
My Comm. Expires Aug 17, 2026

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document SEC File # 8-66065

Title or Type of Document: Annual Reports Form X-17A-5 Part III Document Date: period 1-1-2022 to 3-31-2023

Number of Pages: ______ Signer(s) Other Than Named Above: Houlihan Lokey Advisors, LLC

Financial Statements & Supplemental Schedules

CONFIDENTIAL TREATMENT REQUESTED

Houlihan Lokey Advisors, LLC

(SEC I.D. NO. 8-66065)

Financial Statements and Supplemental Schedules

For the Fifteen Months Ended March 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

These financial statements and supplemental schedules should be deemed CONFIDENTIAL pursuant to subparagraph (e)(3) of the Securities and Exchange Commission (SEC) Rule 17a-5. A statement of financial condition and an exemption report, bound separately, have been filed with the SEC simultaneously herewith as a Public Document.

HOULIHAN LOKEY ADVISORS, LLC
TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Houlihan Lokey Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Houlihan Lokey Advisors, LLC (the "Company") as of March 31, 2023, the related statements of income, changes in member's equity, and cash flows for the period beginning January 1, 2022 and ending March 31, 2023, and the related notes and schedules I, II and III (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as Houlihan Lokey Advisors, LLC's auditor since 2017.
Walnut Creek, California
June 20, 2023

HOULIHAN LOKEY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
(SEC I.D. NO. 8-66065)

		March 31, 2023
Assets		
Cash	$	13,695,563
Accounts receivable, net of allowance for credit losses of $221,512 (Note 6)		6,221,328
Due from affiliates (Note 4)		72,741,828
Other assets		132,748
Total assets	$	92,791,467
Liabilities and Member's Equity		
Liabilities:		
Due to affiliates (Note 4)	$	9,135,161
Deferred income		389,278
Other liabilities		929,945
Total liabilities		10,454,384
Commitments and contingencies (Note 7)		
Member's equity:		82,337,083
Total liabilities and member's equity	$	92,791,467

See accompanying Notes to Financial Statements.

HOULIHAN LOKEY ADVISORS, LLC
STATEMENT OF INCOME
(SEC I.D. NO. 8-66065)

		15 Months Ended March 31, 2023
Revenues	$	38,926,196
Operating expenses:		
Employee compensation and benefits		16,178,319
Travel, meals, and entertainment		1,847,711
Rent		6,882,680
Depreciation and amortization		1,439,956
Information technology and communications		1,966,682
Management fees		3,644,586
Professional fees		3,153,625
Other operating expenses		3,441,390
Total operating expenses		38,554,949
Operating income		371,247
Other income, net		44,958,500
Net income	$	45,329,747

See accompanying Notes to Financial Statements.

HOULIHAN LOKEY ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
(SEC I.D. NO. 8-66065)

		Member's Equity
Member's equity – January 1, 2022	$	37,007,336
Net income		45,329,747
Member's equity – March 31, 2023	$	82,337,083

See accompanying Notes to Financial Statements.

HOULIHAN LOKEY ADVISORS, LLC
STATEMENT OF CASH FLOWS
(SEC I.D. NO. 8-66065)

		15 Months Ended March 31, 2023
Cash flows from operating activities:		
Net income	$	45,329,747
Adjustments to reconcile net income to net cash used in operating activities:		
Provision for bad debts, net		221,512
Changes in operating assets and liabilities:		
Accounts receivable		(2,634,813)
Due to affiliates, net		(121,026,674)
Other assets		119,904
Accrued compensation		(21,892,394)
Deferred income		320,528
Other liabilities		(189,810)
Net cash used in operating activities		(99,752,000)
Net decrease in cash and restricted cash		(99,752,000)
Cash and restricted cash – beginning of year		113,447,563
Cash – end of year	$	13,695,563

See accompanying Notes to Financial Statements.

Note 1 — Organization and Description of Business

Nature of Operations

Houlihan Lokey Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of Houlihan Lokey Advisors Parent, Inc. (the "Member"), a Delaware corporation. The Member is a wholly owned subsidiary of GCA Corporation ("GCA Corp."), which is a wholly owned subsidiary of Houlihan Lokey, Inc. ("the Parent"), a Delaware corporation listed on the New York Stock Exchange.

The Company, a broker-dealer, originally registered with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") on November 24, 2003. GCA Corp was acquired by Houlihan Lokey, Inc., in October 2021. The Company changed its name from GCA Advisors, LLC to Houlihan Lokey Advisors, LLC in December 2021. The Company is engaged in the business of providing investment banking services to businesses on specific matters, mainly providing advisory services in mergers and acquisitions and other complex transactions.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and in the format prescribed by Rule 17a 5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Management estimates and assumptions also affect the disclosure of contingent assets and liabilities at the reporting date. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Significant items subject to such estimates and assumptions include the allowance for credit losses; and other potential contingencies.

Subsequent to the Parent acquiring GCA Corp, the Parent determined bonus compensation payable for services performed prior to acquisition were $30 million less than GCA Corp previously estimated and accrued. The adjustment for the reduction in payment was recognized during the fifteen month period ending March 31, 2023. The effect of this change was to reduce accrued compensation and increase net income by $30 million.

Cash

Cash includes cash balances. There were no cash equivalents as of March 31, 2023.

Allowance for Credit Losses

The allowance for credit losses on accounts receivable reflects management's best estimate of expected losses using the Company's internal current expected credit losses model. This model analyzes expected losses based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that could potentially affect the collectibility of the reported amounts. This is recorded through provision for bad debts, which is included in Other operating expenses in the accompanying Statement of Income. Amounts deemed to be uncollectible are written off against the allowance for credit losses.

Revenue Recognition and Deferred Income

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over a time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtained control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variance consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amounts are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to he resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgement and actions of third parties.

Investment Banking and Transaction Fees

The Company earns investment banking and transaction fee revenues by providing both capital markets solutions for business clients through private placements and financial advisory services in connection with mergers and acquisitions. Investment banking and transaction fee revenue consist of retainer fees, consulting fees and success fees. Fees can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees are fixed fees recognized at the point in time in which the transaction closes. Success fees are variable fees recognized at a point in time when the transaction is complete, since the related performance obligation is satisfied upon completion.

Investment banking fees that are contingent upon completion of specific milestones are not included in the transaction price on March 31, 2023, as it is probable that a significant reversal of revenue will occur.

Income Taxes

The Company is a single member limited liability company ("LLC"), which is treated as a disregarded entity for federal, state, and local income tax purposes. The Company's results of operations are included in the consolidated tax return of the Member and no portion of the consolidated current or deferred income tax expense is allocated to the Company. The Company is subject to an annual LLC fee, based on gross revenue, and annual franchise taxes. As of March 31, 2023, all of the federal income tax returns filed since 2020 by the Member which include the Company are still subject to adjustment upon audit. The Member files income tax returns in many states which are also open to audit. The Member is not currently under audit.

Fair Value Measurements

The carrying amounts of all assets and liabilities approximate the fair value of these financial instruments due to the short-term nature of the instruments.

Note 3 — Revenue Recognition

Disaggregation of Revenues

The following table presents the Company's revenues separated between revenues from contracts with customers by business activity and other sources of revenues for the fifteen months ended March 31, 2023:

Revenue from contracts with customers:	**March 31, 2023**
Investment banking fees — success fees	$ 38,670,086
Reimbursable expenses	256,110
Total revenue from contracts with customers	$ 38,926,196

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $3,808,027 and $5,909,146 as of January 1, 2022 and March 31, 2023, respectively. There were contract assets included in accounts receivable of $120,219 as of March 31, 2023.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred income on the Statement of Financial Condition until such time when the performance obligation is met. Deferred income would primarily relate to retainer fees received in investment banking engagements. Deferred retainer income related to contracts with customers totaled $68,750 and $389,278 as of January 1, 2022 and March 31, 2023, respectively.

During the year ended March 31, 2023, an immaterial amount of revenues were recognized that were included in the deferred income balance at the beginning of the period.

Costs to Obtain or Fulfill a Contract with a Customer

The Company incurs incremental costs to obtain and/or fulfill contracts associated with investment banking and advisory engagements. These expense are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses are expensed as incurred. There were capitalized costs of $0 and $413,475 as of January 1, 2022 and March 31, 2023, respectively, which is included in accounts receivable in the accompanying Statement of Financial Condition.

Note 4 — Related Party Transactions

During the fifteen months ended March 31, 2023, the Company had no cash distributions to the Member.

As of March 31, 2023, the Company had receivables due from affiliates and payables due to affiliates of $72,741,828 and $9,135,161, respectively.

The Parent performs certain management, accounting, legal, regulatory, and other administrative services for the benefit of the Company. The Parent charges the Company a management fee for these services. For the year ended March 31, 2023, the management fee expense incurred by the Company related to these services was $3,644,586. A substantial majority of the Company’s operating expenses; employee compensation, rent, travel, meals, and entertainment, and other operating expenses, are paid by and allocated from the Parent under an expense sharing agreement that is based on the full-time equivalent schedule then in effect. The receivable from affiliate generally arises from cumulative cash transferred by the Company to the Parent. Intercompany charges and reimbursements are generally settled through the receivable from affiliate account. In addition, during the fifteen months ended March 31, 2023, the Company recognized $44,786,774 of income related to the worldwide profit split model as provided for under a services agreement dated April 1, 2022, included in Other income, net in the accompanying Statement of Income. The worldwide profit split model reflects the provision/receipt of marketing, origination and client engagement support services for the Parent and its subsidiaries. Each entity receives a share of the group profits in line with its contribution, as represented by total expenses, which is consistent with the arm's-length standard during the applicable fiscal year. There are no uncertain tax positions related to the worldwide profit split model.

Share-Based Incentive Plans

Awards of restricted shares have been and will be made under the Amended and Restated Houlihan Lokey, Inc. 2016 Incentive Award Plan (the “2016 Incentive Plan”), which became effective in August 2015 and was amended in October 2017. Under the 2016 Incentive Plan, it is anticipated that the Parent will continue to grant cash and equity-based incentive awards to eligible service providers in order to attract, motivate, and retain the talent necessary to operate the Parent’s business. Equity-based incentive awards issued under the 2016 Incentive Plan generally vest over a four-year period. The share awards are classified as equity awards at the time of grant unless the number of shares granted is unknown. Awards that are settleable in shares based upon a future determinable stock price are classified as a liability until the price is established and the resulting number of shares is known, at which time they are re-classified from liabilities to equity awards. As noted above, a substantial majority of the Company’s stock compensation expense is paid by and allocated from the Parent under an expense sharing agreement, and therefore there is no cash flow effect from the share-based payment arrangements to the Company. During the fifteen months ending March 31, 2023, the Company had $15,610,739 charged by the Parent to the Company for shares issued and vested.

Note 5 — Risk Concentrations

The Company places its cash with a well-established financial institution, and, at times, balances may exceed the Federal Deposit Insurance Corporation's ("FDIC") cover limits of $250,000 during the year. The Company has never experienced any losses related to these balances. As of March 31, 2023, the Company's cash balance exceeded the FDIC limit by $13,198,384. Note, subsequent to March 31, 2023, the Parent successfully withdrew all existing funds from its FRB account.

For the fifteen months ended March 31, 2023, 31%, or $12,047,000 of the Company's revenue was earned from three clients.

As of March 31, 2023, 81%, or $5,227,520 of the Company's accounts receivable are due from two clients.

Note 6 — Allowance for Credit Losses

The following table presents information about the Company's allowance for credit losses:

	March 31, 2023
	Accounts Receivable
Beginning balance	$ —
Provision for bad debt, net	221,512
Ending balance	$ 221,512

Note 7 — Commitments and Contingencies

The Company has been named in various legal actions arising in the normal course of business. In the opinion of the Company, in consultation with legal counsel, the final resolutions of these matters are not expected to have a material adverse effect on the Company’s financial condition, operations and cash flows.

Note 8 — Reserve Requirements for Brokers or Dealers

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 based on section (k)(2)(i) and the Company's other business activities contemplated Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

Note 9 — Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As of March 31, 2023, the Company had net capital of $3,241,179, which was $2,544,220 in excess of its required net capital of $696,959.

Note 10 — Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to March 31, 2023 through June 20, 2023, the date on which the financial statements were issued, and determined that there have been no events that occurred that would require adjustments to or disclosures in the financial statements.

SCHEDULE I

HOULIHAN LOKEY ADVISORS, LLC
(SEC I.D. NO. 8-66065)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2023

		March 31, 2023
Net capital:		
Total member's equity	$	82,337,083
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable		6,221,328
Due from affiliates		72,741,828
Other assets		132,748
Total deductions and/or charges		79,095,904
Net capital		3,241,179
Aggregate indebtedness:		
Items included in statement of financial condition:		
Due to affiliates		9,135,161
Deferred income		389,278
Other liabilities		929,945
Total aggregate indebtedness		10,454,384
Computation of basic net capital requirement		
Net capital		3,241,179
Minimum net capital required (6 2/3% of aggregate indebtedness or $100,000, whichever is greater)		696,959
Excess net capital	$	2,544,220
Percent of aggregate indebtedness to net capital		323 %

There was no material difference between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended FOCUS report Part II of Form X-17-A-5 as of March 31, 2023. See accompanying report of independent registered public accounting firm.

HOULIHAN LOKEY ADVISORS, LLC
(SEC I.D. NO. 8-66065)

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION
MARCH 31, 2023**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule and the Company's other business activities contemplated Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 which include (1) receiving transaction-based compensation in connection with merger and acquisition transactions, restructuring transactions, and/or referring securities transactions to other broker-dealers and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 including in connection with restructuring transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and (2) did not carry accounts of or for customers through the most recent fiscal year. Accordingly, the Company has not included the schedule “Computation for Determination of Reserve Requirements under Rule 15c3-3.”

See accompanying report of independent registered public accounting firm.

HOULIHAN LOKEY ADVISORS, LLC
(SEC I.D. NO. 8-66065)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION MARCH 31, 2023

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule and the Company's other business activities contemplated Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 which include (1) receiving transaction-based compensation in connection with merger and acquisition transactions, restructuring transactions, and/or referring securities transactions to other broker-dealers and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 including in connection with restructuring transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and (2) did not carry accounts of or for customers through the most recent fiscal year. Accordingly, the Company has not included the schedule “Information Relating to Possession or Control Requirements under Rule 15c3-3."

See accompanying report of independent registered public accounting firm.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member
Houlihan Lokey Advisors, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Houlihan Lokey Advisors, LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) receiving transaction-based compensation in connection with merger and acquisition transactions, restructuring transactions, and/or referring securities transactions to other broker-dealers and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 including in connection with restructuring transactions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ernst Wintter & Associates LLP

Walnut Creek, California
June 20, 2023

Houlihan Lokey

Houlihan Lokey Advisors, LLC's Exemption Report

Houlihan Lokey Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims the k(2)(i) exemption from 17 C.F.R 240.15c3-3;

The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal period for the fifteen months ended March 31, 2023 without exception; and

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (1) receiving transaction-based compensation in connection with merger and acquisition transactions, restructuring transactions, and/or referring securities transactions to other broker-dealers and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 including in connection with restructuring transactions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted

Houlihan Lokey Advisors, LLC

I, Edward Taniguchi, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer

June 20, 2023